================================================================================





                              VISIONICS CORPORATION




                                1,862,836 SHARES
                                       OF
                                  COMMON STOCK







                          ----------------------------

                                   PROSPECTUS

                          ----------------------------






                                November 14, 2001


================================================================================

                                   PROSPECTUS

                              VISIONICS CORPORATION

                        1,862,836 SHARES OF COMMON STOCK


         This prospectus relates to the resale of up to an aggregate of 1,862,836 shares of common stock of Visionics Corporation by the selling stockholders listed on pages 9 and 10. All but two of the selling stockholders acquired our common stock and warrants to purchase our common stock in a private placement that was completed in October 2001. The selling stockholders may sell their common stock from time to time in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions at fixed prices that may be changed, at market prices prevailing at the time of sale or at negotiated prices.

         We will not receive any proceeds from the sale of our common stock by the selling stockholders.

         Our common stock is quoted on The Nasdaq National Market under the symbol "VSNX." On November 13, 2001, the closing sale price of our common stock on The Nasdaq National Market was $13.51.

                          ----------------------------


         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

                          ----------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ----------------------------



                The date of this prospectus is November 14, 2001.

                                TABLE OF CONTENTS

Risk Factors...................................................................1
Cautionary Statement Regarding Forward-Looking Statements......................6
Visionics Corporation..........................................................7
Use of Proceeds................................................................9
Selling Stockholders...........................................................9
Plan of Distribution..........................................................10
Legal Matters.................................................................12
Experts.......................................................................12
Where You Can Find More Information...........................................12
Incorporation of Documents by Reference.......................................12

                             ----------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                             ----------------------

         In this prospectus, "we," "us," "our" and "Visionics" refer to Visionics Corporation and its subsidiaries.

                             ----------------------

                                  RISK FACTORS

         AN INVESTMENT IN OUR COMMON STOCK INVOLVES VARIOUS RISKS. YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. IN PARTICULAR, YOU SHOULD REVIEW OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN OUR COMMON STOCK OFFERED BY THIS PROSPECTUS.

                           RISKS RELATING TO VISIONICS

OUR RELIANCE ON GOVERNMENTAL AGENCY CUSTOMERS HAS PRODUCED VOLATILITY IN REVENUES AND EARNINGS

         Our performance in any one reporting period is not necessarily indicative of sales trends or future operating or earnings performance. During most quarters, our revenues are concentrated in a relatively small number of large customers, the majority of which are government agencies. We are subject to significant quarter-to-quarter fluctuations in revenue, which are frequently very difficult to predict. Such revenue volatility makes management of inventory levels, cash flow and profitability inherently difficult. Factors which lead to revenue fluctuations include variations in the availability of large procurements and variations in our success in winning such procurements. In the event we are successful in winning such procurements, there may be planned unevenness in shipping schedules, as well as potential delays and schedule changes in the timing of deliveries and recognition of revenue, or cancellation of such procurements. Also, law enforcement and other government agencies are subject to political, budgetary, purchasing and delivery constraints which we expect may continue to result in quarterly and annual revenues and operating results which may be irregular and difficult to predict.

THE SEPTEMBER 11 TERRORIST ATTACKS HAS INCREASED FINANCIAL EXPECTATIONS THAT MAY NOT MATERIALIZE

         The September 11 terrorist attacks will have created an increase in demand for our companies products, however, we are uncertain whether the level of demand will be as high as anticipated. Additionally, it is uncertain what, if any solutions, will be adopted as a result of the terrorism and whether the company will be a part of the ultimate solution. Additionally, should the company's products be considered as a part of the security solution, it is unclear what the level and how quickly funding may be made available. These factors may adversely impact the company and create unpredictability in revenues and operating results.

OUR FINANCIAL PERFORMANCE MAY BE ADVERSELY AFFECTED BY COMPETITION; ANTICIPATED GROWTH IN THE MARKETS FOR OUR PRODUCTS AND SERVICES MAY NOT MATERIALIZE

         Markets for our products and services are characterized by significant and increasing competition. Our financial results may be adversely affected by the actions of existing and future competitors, including the development of new technologies, the introduction of new products, and price reductions by such competitors to gain or retain market share. Adverse consequences to us may include the diminution of revenues and revenue opportunities, price reductions, and the need to incur additional costs to respond to the actions of competitors.

         Furthermore, our expectations of future opportunities and investments to capitalize on such opportunities are based on assumptions about growth in the size of the market for identification systems and related products and services. As this is a relatively new market, such assumptions and forecasts are inherently difficult to make, and actual market growth may be substantially different than we currently anticipate. Market growth depends on many factors, including factors not within our control, including, but not limited to, market acceptance of our technology, international market expansion, growth in applicant processing markets, and replacement cycles for products currently in use.

WE MAY BE UNABLE TO DEVELOP NEW PRODUCTS AND SERVICES AS ANTICIPATED

         We intend to grow in part through the introduction of new products and services in current and new markets. There can be no assurance that such new products and services can be developed in a timely fashion, within allotted budgets, or at all, nor can there be any assurance that such new products and services will be accepted by the intended customers at profitable price levels or at all. Additionally, there can be no assurances the facial recognition products introduced will meet the technological demands customers may have.

WE MAY BE UNABLE TO UPGRADE OUR PRODUCTS AND DEVELOP AND INCORPORATE NEW TECHNOLOGIES AS REQUIRED TO EFFECTIVELY COMPETE IN OUR INDUSTRY

         We compete in markets characterized by continual and rapid technological change. Frequently, our technical development programs require assessments to be made of the future directions of technology and technology markets generally, which are inherently risky and difficult to predict. Failure to choose correctly among technical alternatives may result in material adverse effects on our competitive position, revenues, required spending levels and profitability.

         The competitive nature of our markets requires continual investment in upgrading of our product and service offerings. There can be no assurance that the pace of our development efforts will be sufficient to maintain competitiveness.

         Continued participation by us in the market for live scan systems which are linked to forensic-quality databases under the jurisdiction of governmental agencies may require the investment of our resources in upgrading of our products and technology for us to compete and to meet regulatory and statutory standards. There can be no assurance that such resources will be available to us or that the pace of product and technology development established by management will be appropriate to the competitive requirements of the marketplace.

OUR ONGOING SUCCESS IS DEPENDENT UPON THE CONTINUED AVAILABILITY OF CERTAIN KEY EMPLOYEES

         We are dependent in our operations on the continued availability of the services of our employees, many of whom are individually key to our current and future success, and the availability of new employees to implement our company's growth plans. The market for skilled employees is highly competitive, especially for employees in technical fields. While our compensation programs are intended to attract and retain the employees required for us to be successful, there can be no assurance that we will be able to retain the services of all of our key employees or a sufficient number to execute on our plans, nor can there be any assurances that we will be able to continue to attract new employees as required.

PARTS AND SUBASSEMBLIES USED IN OUR MANUFACTURING OPERATIONS MAY NOT BE AVAILABLE WHEN NEEDED

         Certain components and subassemblies used in the manufacture of our systems are sourced from single suppliers. In the event that these suppliers are unable to provide us with our requirements, or were to change pricing significantly, our results of operations could be materially and adversely affected.

WE MAY NEED ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE TO US ON REASONABLE TERMS OR ANY TERMS

         To fully exploit the opportunities presented by our merger with Visionics Technology Corporation (formerly Visionics Corporation) in February 2001, such as joint product development and entry into new markets, additional capital may be required. There can be no assurance, however, that the financing necessary to pursue our business plan will be available on terms acceptable or favorable to us, or on any terms. If we fail to obtain such financing, our business prospects and the market price of our common stock may be materially adversely affected.

         Management believes that cash, cash equivalents and other working capital provided from operations, together with available financing sources, are sufficient to meet current operating requirements of our business. However, risks related to our ability to maintain adequate working capital and liquidity include the continued availability of credit under our line of credit which expires on December 31, 2001, the continued availability of vendor credit as needed and payment by customers of accounts receivable at such times and in such amounts as to enable us to meet our payment obligations. In the event that the above or other liquidity risks materialize, we may be unable to sustain our operations from the sources of working capital available to us.

OUR SUCCESS DEPENDS IN PART ON THE EFFORTS AND SUCCESS OF THIRD PARTIES OVER WHICH WE HAVE NO CONTROL

         In addition to our direct marketing activities, we market our products and services through various distribution and other cooperative relationships with third parties such as automated fingerprint identification system ("AFIS") suppliers and systems integrators. In many cases, the sale of our products or services is dependent on the success of such third parties in winning contested procurements, in executing on their own responsibilities under agreements with customers and in doing so in a timely manner, and in the effectiveness of their selling efforts on behalf of our products. At times, such third party distributors may offer products of our competitors as well.

OUR RESULTS OF OPERATIONS ARE SUBJECT TO GOVERNMENTAL CREDIT, FUNDING AND OTHER RELATED FACTORS

         We extend substantial credit to federal, state and local governments in connection with sales of our products and services. Approximately 93% and 90%, respectively, of customer accounts receivable at September 30, 2000 and 1999, were from government agencies, of which 33% was from one customer at September 30, 2000 and 53% were from two customers at September 30, 1999. For the years ended September 30, 2000, 1999 and 1998, revenue from two customers in 2000 accounted for 32%, revenue from two customers in 1999 accounted for 38%, and revenue from two customers in 1998 accounted for 24%, respectively, of total revenue. Sales to sizeable customers requiring large and sophisticated networks of live scan systems and peripheral equipment often include technical requirements which may not be fully known at the time requirements are specified by the customer. In addition, contracts may specify performance criteria which must be satisfied before the customer accepts the products and services. Collection of accounts receivable may be dependent on completion of customer requirements, which may be unpredictable, subject to change by the customer, and not fully understood at the time of acceptance of the order, and may involve investment of additional resources. These investments of additional resources are accrued when amounts can be estimated but may be uncompensated and negatively impact profit margins and our liquidity. Furthermore, in many instances, customer procurements are dependent on the availability or continued availability of state or federal government grants and general tax funding. Such funding may be subject to termination at any time at the sole discretion of the government body providing or receiving such funds. Additionally, without regard to termination of funding, government agencies both domestically and internationally may successfully assert the right to terminate business or funding relationships with us at their sole discretion without adequate or any compensation or recourse for us.

OTHER FACTORS ALSO CONTRIBUTE TO VOLATILITY IN OUR OPERATING RESULTS

         In addition to potential volatility due to market characteristics just described, our financial results may be affected by many other factors which are difficult to predict, including but not limited to: changes in the mix of products sold; changes in the availability and pricing of components and subassemblies; increases required in development and marketing expenses to address opportunities or competitive pressures in the market; and unforeseen legal expenses.

         Particularly noteworthy is the need to invest in planned technical development programs to maintain and enhance our competitiveness, and to develop and launch new products and services. To improve the manageability and likelihood of success of such programs requires the development of budgets, plans and schedules for the execution of these programs and the adherence to such budgets, plans and schedules. The majority of such program costs are payroll and related staff expenses, and secondarily materials, subcontractors, promotional expenses and the like. These costs are very difficult to adjust in response to short-term fluctuations in our revenues, compounding the difficulty of achieving profitability in the event of a revenue downturn.

         Furthermore, management may from time to time determine that our competitive position may be enhanced through substantial and increased investments in product and technology development programs and/or marketing initiatives. Management may determine to make such investments despite its assessment that gross profit during the investment period will be less than the expenses to be incurred, thus resulting in an anticipated loss during the period. Such planned losses may be particularly difficult to manage in light of the volatility of our revenue stream discussed above.

WE ARE EXPOSED TO MARKET RISKS

         We are exposed to certain market risks with our $2 million line of credit of which there were no borrowings outstanding at September 30, 2001. The line bears interest at a rate of one half percent (0.5%) above the prime rate. We are subject to foreign currency exposure, primarily with the British Pound and the Euro. Our exposure to foreign currency fluctuations is not significant and primarily related to our translation adjustment to convert our United Kingdom subsidiary into U.S. dollars.

THE MARKETS FOR VISIONICS TECHNOLOGY'S PRODUCTS MAY BE ADVERSELY AFFECTED BY LEGISLATION DESIGNED TO PROTECT PRIVACY RIGHTS

         From time to time, facial recognition and other biometrics technologies have been the focus of organizations and individuals seeking to curtail or eliminate the use of these technologies on the grounds that these technologies may be used to diminish personal privacy rights. In the event that such initiatives result in restrictive legislation, the market for facial recognition products may be adversely affected.

       RISKS RELATING TO THE MERGER WITH VISIONICS TECHNOLOGY CORPORATION

WE MAY NOT REALIZE THE ANTICIPATED BENEFITS OF THE MERGER WITH VISIONICS TECHNOLOGY

         The anticipated benefits of the merger may not be achieved unless certain operations of Visionics and Visionics Technology are successfully integrated, including aspects of the two companies' research and development and marketing operations. The continued transition to a combined company will require substantial management attention and the process of coordination of the operations, especially research and development and marketing, may be complicated by the necessity of combining personnel in different locations with disparate business backgrounds and corporate cultures. In addition, combining the two organizations could cause the interruption of, or a loss of momentum in, the activities of either or both of the companies' businesses. Any difficulties experienced in the transition process and any loss of or interruption in business as a result of the diversion of resources to pursue the integration of the organizations could have an adverse effect on the combined operations.

         Even if we are successful in integrating our operations with those of Visionics Technology, all or many of the anticipated benefits of the merger may not be realized. Our board of directors believes the merger will permit the combined company to achieve a level of success neither company was capable of attaining on its own. However, there can be no assurance that the merger will enhance our profitability or otherwise benefit our stockholders. In the event that the merger benefits fail to materialize, the market price of our common stock may be materially adversely affected.

COSTS INCURRED IN CONNECTION WITH THE VISIONICS TECHNOLOGY MERGER WILL HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY

         We incurred approximately $2 million of merger-related costs and expenses during the first nine months of fiscal 2001. We accounted for the merger using the pooling of interests method, pursuant to which all such direct costs and expenses related to the merger will be immediately charged against our earnings rather than capitalized and amortized to expense over an extended period. Consequently, our near-term profitability has been adversely affected.

WE EXPECT TO INCUR SIGNIFICANT COSTS AND EXPENSES TO INTEGRATE THE OPERATIONS OF VISIONICS TECHNOLOGY WITH OUR OPERATIONS, NEGATIVELY AFFECTING OUR SHORT-TERM PROFITABILITY

         We anticipate that the process of integrating the two companies' operations will require the immediate investment of substantial resources. Financial benefits flowing from the merger, if any, are not expected to be realized sometime in fiscal 2002 or later. Consequently, the integration process will likely have an adverse effect on our short-term profitability and, potentially, the market price of our common stock.

VISIONICS TECHNOLOGY'S CUSTOMERS MAY PERCEIVE THE MERGER AS COMPETITIVELY THREATENING

         Visionics Technology's customers are primarily original equipment manufacturers, application developers and system integrators who license Visionics Technology's enabling technology. Excluding these sales, we sell our products and services directly to end users, primarily law enforcement agencies. Some of Visionics Technology's customers may mistakenly perceive our sales practices as a competitive threat to their businesses and withdraw from further interaction with Visionics Technology, adversely affecting the business and prospects of the combined company.

                         RISKS RELATING TO THIS OFFERING

         WE MAY NEVER PAY DIVIDENDS ON OUR COMMON STOCK, IN WHICH EVENT PURCHASERS' ONLY RETURN ON THEIR INVESTMENT, IF ANY, WILL OCCUR ON THE SALE OF OUR STOCK

         We have not yet paid any dividends on our common stock, and we do not intend to do so in the foreseeable future. Future earnings, if any, will be used to fund our operations and growth.

LARGE QUANTITIES OF OUR STOCK MAY BE OFFERED TOGETHER FOR SALE ON THE MARKET AT THE SAME TIME, WHICH WOULD LIKELY CAUSE OUR STOCK PRICE TO FALL

         At October 15, 2001, 4,189,062 shares of our common stock were issuable upon conversion or exercise of outstanding options and warrants. Substantially all of these shares will be freely tradable upon issuance. If large quantities of these shares are offered in the market at the same time, the market price of our stock may be depressed. At October 15, 2001, 27,423,697 shares of our common stock were outstanding.

DELAWARE CORPORATE LAW AND OUR STOCKHOLDER RIGHTS PLAN EACH HAVE THE EFFECT OF DISCOURAGING OR PREVENTING CERTAIN TRANSACTIONS WHICH MIGHT BE BENEFICIAL TO OUR STOCKHOLDERS

         Section 203 of the Delaware General Corporation Law has the effect of restricting combinations between our company and certain of our stockholders without the approval of our Board of Directors. In addition, we have in place a stockholder rights plan, adopted in 1996, under which our stockholders are entitled to purchase additional shares of our common stock at a discount from the market price under certain circumstances. These circumstances include the purchase of 15% or more of the outstanding shares of common stock by a person or group, or the announcement of tender or exchange offer to acquire 15% or more of the outstanding common stock. The stockholder rights plan may have the effect of impeding or preventing certain types of transactions involving a change in control of our company which could be beneficial to the stockholders.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The matters discussed in this prospectus include or incorporate forward-looking statements made within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of words such as "intend," "plan," "may," "will," "project," "estimate," "anticipate," "believe," "expect," "continue," "potential," "opportunity," and similar expressions, whether in the negative or affirmative.

         As provided for under the Private Securities Litigation Reform Act, we caution investors that actual results of future operations may differ from those anticipated in forward-looking statements due to a number of factors, including our ability to maintain profitability, introduce new products and services, build profitable revenue streams around new product and service offerings, maintain loyalty and continued purchasing of our products by existing customers, execute on customer delivery and installation schedules, collect outstanding accounts receivable and manage the concentration of accounts receivable and other credit risks associated with selling products and services to governmental entities and other large customers, create and maintain satisfactory distribution and operations relationships with automated fingerprint identification system vendors, attract and retain key employees, secure timely and cost-effective availability of product components, meet increased competition, maintain adequate working capital and liquidity, including the availability of financing as may be required, and upgrade products and develop new technologies.

         For a more complete description of such factors, see "Risk Factors" in this prospectus and "Risk Factors" under Item 7 of our Form 8-K filed on June 29, 2001.

                              VISIONICS CORPORATION

         Visionics Corporation enables the association of human action with their identity through biometrics. We are a leading provider of identification information systems that employ "biometric" technology, which is the science of identifying individuals by measuring distinguishing biological characteristics. Our biometric identification systems and information technology services enable law enforcement and other government agencies to identify and manage information about individuals, and help commercial employers and government agencies to conduct background checks on applicants for employment or permits. Our product and service offerings include computer-based fingerprinting and photographic systems, software tools, multi-media data storage and communications servers, and the systems integration and software development services required to deploy and use these systems.

         We have evolved from essentially a single-product live scan hardware supplier to an identification information systems company. We have two established product lines and two new in various stages of development.

         FINGERPRINT LIVE SCAN - These systems combine patented, high-resolution optics and specialized hardware and software with industry-standard computers. They create highly optimized, special-purpose systems which capture, digitize, print and transmit forensic-grade fingerprints and related data to large-scale databases, sold by other vendors, and receive return messages on the identity and background of the individual being checked. Our TENPRINTER(R) and FingerPrinter CMS live scan systems are used by government agencies, law enforcement, airports, banks and other commercial institutions in the U.S. to identify suspects and manage information on individuals, and help commercial employers and government agencies to conduct background checks on applicants for employment or permits. Typical customers include: U.S. government agencies, such as the Immigration and Naturalization Service ("INS") and U.S. Postal Service; local and state police; United States armed forces; school districts; financial institutions; utilities and casinos.

         FACEIT(R) FACE RECOGNITION - FaceIt(R) is an award-winning facial recognition software engine that allows computers to rapidly and accurately detect and recognize faces. FaceIt is an enabling technology that enables a broad range of products and applications built by developers and partners (original equipment manufacturers "OEMs ",value added resellers "VARs" and system integrators).These include enhanced CCTV systems, identity fraud applications and authentication systems for information security, access control, travel, banking and e-commerce. Our FaceIt(R) technology product offerings include software development toolkits, run-time licenses and application software. FaceIt(R) technology partners include IBM and EDS.

         IDENTIFICATION BASED INFORMATION SYSTEM ("IBIS") - IBIS is a patented wireless, real-time mobile identification system that combines expertise in biometric capture and connectivity. The system is capable of capturing photographs and forensic quality fingerprints for transmission to law enforcement and other legacy databases. IBIS is comprised of software tools, multi-media data storage and communications servers, and the systems integration and software development services that are required to implement identification management systems. The IBIS system has been undergoing testing in Hennepin County, Minnesota and in the cities of Redlands and Ontario in California.

         BIOMETRIC NETWORK PLATFORM ("BNP") -The BNP is a development stage technology framework for building scalable biometric solutions. It consists of network ready elements: hardware components, called Biometric Network Appliances ("BNAs"); programming logic for connecting the BNAs to each other or to standard security and information systems; and an enabling biometric technology whose functionality's are encapsulated in the BNA components. The core enabling biometric technology for the BNP is Visionics' FaceIt(R) engine; however, eventually we intend the platform to support other biometrics including fingerprint. By combining the different BNAs with application-specific business logic, a wide range of scalable solutions - such as large database searching, surveillance and enterprise security - can be easily built.

         We were incorporated in Minnesota in 1985 under the name C.F.A. Technologies, Inc., were reincorporated in Delaware in 1986 and changed our name to Digital Biometrics, Inc. in 1990 and to Visionics Corporation in February 2001. We are co-headquartered at One Exchange Place, Jersey City, New Jersey 07302 and 5600 Rowland Road, Minnetonka, Minnesota 55343, and our telephone number is (952) 932-0888.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth the number of shares of common stock owned by each selling stockholder as of October 15, 2001 and the number of shares that will be owned after the offering. Except where otherwise noted, each person in the following table has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned:

                                                      SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                                      OWNED PRIOR TO THE                             OWNED AFTER THE
                                                           OFFERING                                      OFFERING
                                                      ---------------------                        ---------------------
                                                                 PERCENTAGE   SHARES TO BE SOLD               PERCENTAGE
NAME OF SELLING STOCKHOLDERS                          NUMBER         (%)      IN THE OFFERING      NUMBER         (%)
----------------------------                          ------         ---      ---------------      ------         ---
Tonga Partners LP............................        138,440           *           138,440               0          *
The Cuttyhunk Fund Ltd.......................        102,000           *           102,000               0          *
Clarion Capital Corporation..................         39,250           *            39,250               0          *
Clarion Partners, L.P........................         62,863           *            19,625          43,238          *
Clarion Offshore Fund Ltd....................         61,937           *            19,625          42,312          *
Deephaven Private Placement Trading Ltd......        180,180           *           180,180               0          *
Franklin Street Trust Company................        200,000           *           200,000               0          *
Edward O. Thorp & Associates, LP.............        200,000           *           200,000               0          *
Daughters of Charity - Fund P................         11,400           *            11,400               0          *
Alfred I. Dupont Testamentary Trust Mazama
   Capital Trust.............................          7,000           *             7,000               0          *
East Bay Municipal Utility District..........          5,400           *             5,400               0          *
GSAM GEMS Small Cap LLC......................          7,600           *             7,600               0          *
Marin County Employee Retirement
   Association...............................         10,100           *            10,100               0          *
Memorial Hospital of South Bend, Inc.........          3,300           *             3,300               0          *
Nemours Foundation Mazama Capital
   Management................................          1,700           *             1,700               0          *
PGH Pension - Mazama Cap Mgmt................          2,400           *             2,400               0          *
Les Schwab P/S Retirement Trust Mazama Capital
   Mgmt......................................          6,300           *             6,300               0          *
SIIT Small Cap FD/Mazama Cap Mgmt............         53,100           *            53,100               0          *
SIMT Small Cap GR/Mazama Cap Mgmt............         71,300           *            71,300               0          *

Undiscovered Managers Small Cap Growth
   Fund......................................         10,700           *            10,700               0          *
Vision Small Cap Stock Fund..................          9,100           *             9,100               0          *
Wilshire U.S. Equity Fund....................            600           *               600               0          *
Radyr Investments Ltd........................         22,500           *            22,500               0          *
Belmont Park Investments.....................        180,180           *           180,180               0          *
Firstar Bank N.A., Custodian for
First American Microcap Fund.................        421,600           1.65        421,600               0          *
Firstar Bank, N.A., Trustee for
William M. Chester Childrens
Small Cap....................................            900           *               900               0          *
Firstar Bank, N.A., Trustee For
Edward S. Tallmadge Residuary
Trust (2)....................................          1,100           *             1,100               0          *
Firstar Bank, N.A., Trustee for
Milwaukee Foundation Firstar
Microcap Fund................................          7,900           *             7,900               0          *
Firstar Bank, N.A., Trustee for
Jane B. Pettit Microcap Fund.................          1,000           *             1,000               0          *

                                                      SHARES BENEFICIALLY                          SHARES BENEFICIALLY
                                                      OWNED PRIOR TO THE                             OWNED AFTER THE
                                                           OFFERING                                      OFFERING
                                                      ---------------------                        ---------------------
                                                                 PERCENTAGE   SHARES TO BE SOLD               PERCENTAGE
NAME OF SELLING STOCKHOLDERS                          NUMBER         (%)      IN THE OFFERING      NUMBER         (%)
----------------------------                          ------         ---      ---------------      ------         ---
Firstar Bank, N.A., Agent for
John T. Frautschi Life Trust
Microcap Fund................................         22,800           *            22,800               0          *
Firstar Bank, N.A., Agent for
Lyndhurst Associates Microcap
Fund.........................................         26,700           *            26,700               0          *
Firstar Bank, N.A., Agent for
Posner Partners Microcap Fund................         11,300           *            11,300               0          *
Marshall and Islely Trust Company custodian for
   the Milwaukee Jewish Federation...........          6,700           *             6,700               0          *
Morgan Keegan & Company, Inc.................         62,093           *            36,036          26,057          *
Thomas Pierce................................         25,000           *            25,000               0          *

------------------------
*        Less than one percent.


         The shares of common stock listed above as shares owned by Morgan Keegan and shares to be sold in the offering by Morgan Keegan consist of shares issuable upon the exercise of warrants.

         The shares of common stock listed above as shares owned by Thomas Pierce and shares to be sold in the offering by Thomas Pierce consist of shares issuable upon the exercise of a warrant.

         Except as set forth in the following sentence, the shares of our common stock listed above as shares to be sold in the offering consist of shares purchased in our October 2001 private placement offering and shares issuable upon exercise of warrants issued to each selling stockholder in the same transaction. We sold a total of 1,801,800 shares to accredited investors in this private placement at a price per share of $11.10 and received total net proceeds of approximately $19,000,000. After this private placement, at October 15, 2001 Visionics had 27,423,697 shares of common stock outstanding. The warrant to purchase up to 36,036 shares of common stock issued to Morgan Keegan, Inc. has an exercise price of $16.86 per share and was issued as compensation for investment banking services in connection with that private placement offering. The warrant issued to Thomas Pierce was issued as compensation for services in connection with a prior equity financing.

         From time to time, we may issue prospectus supplements to reflect certain additional information pertaining to the selling stockholders. Such information may include a change in the number of shares of common stock beneficially owned by them, the public offering price of shares to be sold, the names of any agent, dealer or underwriter employed by selling stockholders, or any applicable commission or discount relative to a particular offer.

                              PLAN OF DISTRIBUTION

         The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

         The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o        privately negotiated transactions;

         o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

         o        a combination of any such methods of sale; and

         o        any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

         The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders, or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser, in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the U.S. Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the U.S. Securities Act of 1933. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M under the U.S. Securities Exchange Act of 1934 may apply to its sales in the market.

         We are required to pay all fees and expenses incident to the registration of the shares, including the selling stockholders' reasonable expenses in connection with the registration, but excluding discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the common stock will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York.

                                     EXPERTS

         The supplemental consolidated financial statements of Visionics Corporation (formerly Digital Biometrics, Inc.) as of September 30, 2000 and 1999 and for each of the years in the three-year period ended September 30, 2000 have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual quarterly and special reports, proxy statements and other information with the SEC. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the following public reference facilities:

Public Reference Room        New York Regional Office     Chicago Regional Office
450 Fifth Street, N.W.       233 Broadway                 Citicorp Center, Suite 1400
Room 1024                    New York, New York 10279     500 West Madison Street
Washington, D.C.  20549                                   Chicago, Illinois  60661-2511

         You may also obtain copies of these reports, proxy statements and information from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

         The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC into this prospectus. This means that we can disclose important business, financial and other information to you by referring you to another document filed separately by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus or in later filed documents incorporated by reference in this prospectus. The following documents, filed with the SEC, are incorporated by reference and form a part of this prospectus:

         o our Annual Report on Form 10-K for the year ended September 30, 2000, dated December 8, 2000, as amended by our Annual Report on Form 10-K/A, dated January 26, 2001;

         o our Quarterly Report on Form 10-Q for the three months ended December 31, 2000, dated February 14, 2001;

         o our Quarterly Report on Form 10-Q for the three months ended March 31, 2001, dated May 15, 2001;

         o Our Quarterly Report on Form 10-Q for the three months ended June 30, 2001, dated August 14, 2001;

         o our Current Reports on Form 8-K dated February 27, 2001 (as amended by our Current Report on Form 8-K/A dated April 27, 2001 and our Current Report on Form 8-K/A dated June 29,
                  2001); July 2, 2001 and October 18, 2001;

         o the description of our common stock contained in our Form 8-A filed on September 28, 1990; and

         o the description of our common share purchase rights contained in our Form 8-A filed on May 10, 1996.

         We also incorporate by reference all documents that we may file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering.

         You can obtain any of the documents incorporated by reference in this document through us, or from the SEC through the SEC's web site or their addresses listed in the section entitled "Where You Can Find More Information." Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference in those documents. You may request a copy of documents incorporated by reference in this prospectus by contacting us in writing or by telephone at our principal executive office:

                                5600 Rowland Road
                        Minnetonka, Minnesota 55343-4315
                       Attention: Chief Financial Officer
                                 (952) 932-0888

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                              VISIONICS CORPORATION




                                1,862,836 SHARES
                                       OF
                                  COMMON STOCK







                          ----------------------------

                                   PROSPECTUS

                          ----------------------------






                                November 14, 2001


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